
Mail Stop 3030

December 22, 2016

Via E-mail
Darin G. Billerbeck
Chief Executive Officer
Lattice Semiconductor Corporation
111 SW Fifth Ave., Suite 700
Portland, Oregon 97204

> **Re:** **Lattice Semiconductor Corporation**
> **Preliminary Proxy on Schedule 14A**
> **Filed November 30, 2016**
> **File No. 000-18032**

Dear Mr. Billerbeck:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Financing of the Merger, page 83</u>

1. Please revise your disclosure to clarify how Canyon Bridge will finance the merger, and, if applicable, discuss any uncertainty regarding obtaining financing. We note the disclosure that Canyon Bridge will "purchase, or cause one or more of its affiliates to purchase . . . equity interests," which indicates uncertainty regarding the source and availability of funds. We also note the disclosure in the soliciting materials filed on December 12, 2016 states that funding for Canyon Bridge will come from limited <u>partners</u> in China, but the disclosure on page 2 of the preliminary proxy statement states that Canyon Bridge has only one limited partner.

<u>Regulatory Approvals Required for the Merger, page 92</u>

2. In addition to listing the actions required to obtain the regulatory approvals listed here, please revise to clarify what actions you have taken, what actions remain to be taken and

the status of such approvals, including any material obstacles that remain. See Item 14(b)(5) of Schedule 14A. We note, for example, the disclosure on page 93 that "clearance is not assured." However, it is unclear from your disclosure what may prevent such clearance from being obtained.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Thomas J. Ivey, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP